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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TechTeam Global, Inc.
(Name of Subject Company (Issuer))

Platinum Merger Sub, Inc.
(Offeror)
a wholly-owned subsidiary of

Stefanini International Holdings Ltd
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

878311109
(CUSIP Number of Class of Securities)

Antonio Carlos Barretto
Stefanini IT Solutions SA
Avenida Brigadeiro Faria Lima, 1355, 19th Floor
São Paulo, SP 001452-002
Brazil
Telephone: 011-55-11-3039-2065
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Diane Holt Frankle, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303
Telephone: (650) 833-2026

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:

$94,311,421	$6,725

*
Estimated solely for the purpose of determining the filing fee in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation assumes the purchase of 11,190,781 shares of TechTeam Global, Inc. common stock at $8.35 per share. The transaction value also includes the aggregate offer price for 656,000 shares issuable pursuant to outstanding stock options with an exercise price less than $8.35 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefore by an amount equal to $8.35 minus such exercise price.

**
The amount of the filing fee calculated in accordance with the Exchange Act equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11(d) under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: N/A	Form or registration no.: N/A
Filing Party: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

 INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Platinum Merger Sub, Inc., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Stefanini International Holdings Ltd, a company incorporated and registered under the laws of England and Wales ("Stefanini"), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of TechTeam Global, Inc., a Delaware corporation ("TechTeam"), at a purchase price of $8.35 per share, net to the seller in cash, without interest thereon and less any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2010, and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Schedule TO is being filed on behalf of Merger Sub and Stefanini. The information set forth in the Offer to Purchase, including Schedule I thereto, and the related Letter of Transmittal, is hereby expressly incorporated by reference in answer to Items 1 through 9 and 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth under the heading "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is TechTeam Global, Inc., a Delaware corporation. TechTeam's principal executive offices are located at 27335 West 11 Mile Road, Southfield, MI 48033. TechTeam's telephone number at that address is (248) 357-2866.

        (b)   The information set forth under the heading "Introduction" of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth under Section 6 (Price Range of Shares of TechTeam Common Stock; Dividends on Shares of TechTeam Common Stock) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        This Schedule TO is filed by Merger Sub and Stefanini. The information set forth under Section 9 (Certain Information Concerning Merger Sub and Stefanini) and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The information set forth under Sections 8 (Certain Information Concerning TechTeam), 9 (Certain Information Concerning Merger Sub and Stefanini), 11 (Background of the Offer) and 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements) of the Offer to Purchase is incorporated herein by reference. Except as set forth therein, there have been no negotiations, transactions or material contacts during the past two years which would be required to be disclosed under this Item 5 between any of Merger Sub or Stefanini or any of their respective subsidiaries or, to the best knowledge of Merger Sub and Stefanini, any of those persons listed on Schedule I of the Offer to Purchase, on the one hand, and TechTeam or any of its affiliates, on the other, concerning a merger, a consolidation or acquisition, a tender offer for or other acquisition of securities, an election of directors or a sale or transfer of a material amount of assets.

ITEM 6.    PURPOSES OF THIS TRANSACTION AND PLANS OR PROPOSALS.

        The information set forth under the heading "Introduction" and Sections 6 (Price Range of Shares of TechTeam Common Stock; Dividends on Shares of TechTeam Common Stock), 7 (Effect of the Offer on the Market for TechTeam Common Stock; Nasdaq Listing of TechTeam Common Stock; Exchange Act Registration of TechTeam Common Stock; Margin Regulations), 11 (Background of the Offer), 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements) and 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The information set forth under Section 10 (Source and Amount of Funds) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The information set forth under the heading "Introduction" and Sections 8 (Certain Information Concerning TechTeam), 9 (Certain Information Concerning Merger Sub and Stefanini), 11 (Background of the Offer), 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements) and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        The information set forth under the heading "Introduction" and Section 15 (Fees and Expenses) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

        Not Applicable.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)(1)  The information set forth under Sections 9 (Certain Information Concerning Merger Sub and Stefanini), 11 (Background of the Offer) and 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements) of the Offer to Purchase is incorporated herein by reference.

        (a)(2)  The information set forth under Section 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

        (a)(3)  The information set forth under Section 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

        (a)(4)  The information set forth under Sections 7 (Effect of the Offer on the Market for TechTeam Common Stock; Nasdaq Listing of TechTeam Common Stock; Exchange Act Registration of TechTeam Common Stock; Margin Regulations) and 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

        (a)(5)  The information set forth under Section 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.    EXHIBITS.

(a)(1)	Offer to Purchase, dated November 12, 2010.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)	Form of Notice to Participants in the TechTeam Global Retirement Savings Plan.
(a)(7)
Joint Press Release issued by Stefanini International Holdings Ltd and TechTeam Global, Inc. on November 2, 2010 (incorporated by reference to Exhibit 99.2 attached to the Form 8-K filed with the SEC by TechTeam Global, Inc. on November 2, 2010).
(a)(8)	Form of Letter to Customers of TechTeam Global, Inc. (incorporated by reference to Exhibit 99.3 attached to the Form 8-K filed with the SEC by TechTeam Global, Inc. on November 2, 2010).
(a)(9)
Joint Proposed Merger Overview Presentation by Stefanini and TechTeam to TechTeam Customers (incorporated by reference to the pre-commencement communication on Schedule TO filed with the SEC by Stefanini International Holdings Ltd and Platinum Merger Sub, Inc. on November 4, 2010).
(a)(10)
Joint Proposed Amended Merger Overview Presentation by Stefanini and TechTeam to TechTeam Customers (incorporated by reference to pre-commencement communication on Schedule TO filed with the SEC by Stefanini International Holdings Ltd and Platinum Merger Sub, Inc. on November 8, 2010)
(a)(11)	Summary Newspaper Advertisement published in The New York Times on November 12, 2010.
(a)(12)	Press Release issued by Stefanini International Holdings Ltd on November 12, 2010.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of November 1, 2010, by and among Stefanini International Holdings Ltd, Platinum Merger Sub, Inc. and TechTeam Global, Inc. (incorporated by reference to Exhibit 2.1 attached to the Form 8-K filed with the SEC by TechTeam Global, Inc. on November 2, 2010).
(d)(2)
Guarantee, dated as of November 1, 2010, by Marco Antonio Stefanini, Maria das Graças Vuolo Sajovic, Stefanini Participações Ltda., and Stefanini Consultoria e Assessoria em Informatica S.A. in favor of TechTeam Global, Inc. (incorporated by reference to Exhibit 99.1 attached to the Form 8-K filed with the SEC by TechTeam Global, Inc. on November 2, 2010).

(d)(3)	Form of Tender and Support Agreement, dated as of November 1, 2010, by and among Stefanini International Holdings Ltd, Platinum Merger Sub, Inc. and each of the following: Costa Brava Partnership III L.P. and Emancipation Capital, LLC (incorporated by reference to Exhibit 3 attached to the Schedule 13D filed with the SEC by Stefanini International Holdings Ltd, Platinum Merger Sub, Inc., Marco Antonio Stefanini and Maria das Graças Vuolo Sajovic on November 10, 2010).
(g)	Not applicable.
(h)	Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 12, 2010

STEFANINI INTERNATIONAL HOLDINGS LTD
By:	/s/ MARCO ANTONIO STEFANINI Marco Antonio Stefanini Title: Chairman
PLATINUM MERGER SUB, INC.
By:	/s/ ANTONIO BARRETTO Antonio Barretto Title: Secretary

 EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated November 12, 2010.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)	Form of Notice to Participants in the TechTeam Global Retirement Savings Plan.
(a)(7)
Joint Press Release issued by Stefanini International Holdings Ltd and TechTeam Global, Inc. on November 2, 2010 (incorporated by reference to Exhibit 99.2 attached to the Form 8-K filed with the SEC by TechTeam Global, Inc. on November 2, 2010).
(a)(8)	Form of Letter to Customers of TechTeam Global, Inc. (incorporated by reference to Exhibit 99.3 attached to the Form 8-K filed with the SEC by TechTeam Global, Inc. on November 2, 2010).
(a)(9)
Joint Proposed Merger Overview Presentation by Stefanini and TechTeam to TechTeam Customers (incorporated by reference to the pre-commencement communication on Schedule TO filed with the SEC by Stefanini International Holdings Ltd and Platinum Merger Sub, Inc. on November 4, 2010).
(a)(10)
Joint Proposed Amended Merger Overview Presentation by Stefanini and TechTeam to TechTeam Customers (incorporated by reference to pre-commencement communication on Schedule TO filed with the SEC by Stefanini International Holdings Ltd and Platinum Merger Sub, Inc. on November 8, 2010)
(a)(11)	Summary Newspaper Advertisement published in The New York Times on November 12, 2010.
(a)(12)	Press Release issued by Stefanini International Holdings Ltd on November 12, 2010.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of November 1, 2010, by and among Stefanini International Holdings Ltd, Platinum Merger Sub, Inc. and TechTeam Global, Inc. (incorporated by reference to Exhibit 2.1 attached to the Form 8-K filed with the SEC by TechTeam Global, Inc. on November 2, 2010).
(d)(2)
Guarantee, dated as of November 1, 2010, by Marco Antonio Stefanini, Maria das Graças Vuolo Sajovic, Stefanini Participações Ltda., and Stefanini Consultoria e Assessoria em Informatica S.A. in favor of TechTeam Global, Inc. (incorporated by reference to Exhibit 99.1 attached to the Form 8-K filed with the SEC by TechTeam Global, Inc. on November 2, 2010).

(d)(3)	Form of Tender and Support Agreement, dated as of November 1, 2010, by and among Stefanini International Holdings Ltd, Platinum Merger Sub, Inc. and each of the following: Costa Brava Partnership III L.P. and Emancipation Capital, LLC (incorporated by reference to Exhibit 3 attached to the Schedule 13D filed with the SEC by Stefanini International Holdings Ltd, Platinum Merger Sub, Inc., Marco Antonio Stefanini and Maria das Graças Vuolo Sajovic on November 10, 2010).
(g)	Not applicable.
(h)	Not applicable.

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INTRODUCTORY STATEMENT
  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THIS TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX